April 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PHL Variable Insurance Company
Post-Effective Amendment No. 2 on Form S-1, File No. 333-164872
Filed via EDGAR on April 11, 2012, SEC Accession Number 0001193125-12-158984

To the Commission Staff:

In connection with the request that the effectiveness of the above referenced Post-Effective Amendment to the Registration Statement be accelerated to May 30, 2012, the Registrant acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning the Post-Effective Amendment to Lois McGuire at (860) 403-5878 or Kate Johnson at (860) 403-6486.

Sincerely,

/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Assistant Secretary
PHL Variable Insurance Company